Exhibit 99.11

PRESS RELEASE

Germany: TotalEnergies Acquires Kyon Energy, a Leading
German Battery Storage Developer

Paris, January 23, 2024 – As part of its development as an integrated power player in Germany, TotalEnergies has signed an agreement to acquire from its three founders the entire share capital of Kyon Energy, one of the leading developers of battery storage systems in the country. The consideration consists of a €90 million upfront payment, plus some earn out payments linked to the achievement of development targets.

Since its creation in 2021, Kyon Energy has developed 770 MW of projects with very competitive connection costs of which 120 MW are already in operation, 350 MW are under construction and 300 MW are ready to build. In addition, Kyon Energy’s portfolio includes a 2 GW pipeline of advanced-stage projects.

Thanks to the expertise of Kyon Energy’s management and employees, TotalEnergies will develop, build, and operate those projects, mainly located in the North of Germany, as part of its integrated power strategy. This new acquisition follows 2023 successes in the country – including the award of a maritime concession to develop a 3 GW offshore wind farm, the acquisition of the renewable energy aggregator Quadra Energy and the award of a contract to install and operate 1,100 high-power charge points for electric vehicles – and is further strengthening TotalEnergies ability to offer reliable and competitive power to its German customers.

The battery storage system will contribute to the resilience of the German electricity system, help solving congestion problems or providing additional flexibility to the German power grid, and ultimately support the rapid expansion of renewable energies in Germany

"I would like to welcome the Kyon Energy teams to TotalEnergies. The acquisition of this company, one of the leaders in its market, is a key element in our presence in the German electricity market, which is the largest in Europe,” said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies. "This acquisition will enable us to accelerate the development of our Integrated Power activities in Germany, both in production, trading, aggregation and marketing of low-carbon electricity available 24 hours a day. It also contributes to our profitability target for this business segment of 12% ROACE by 2028."

"This partnership with TotalEnergies represents a key moment for Kyon Energy, as we aim to become one of Europe's leading flexibility providers. By joining forces, we are consolidating our position in the German electricity market, and thus making a direct contribution to its transition to a more sustainable system", said Adrian Kapsalis, CEO of Kyon Energy.

The acquisition remains subject to authorization by the relevant authorities.

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost -competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l  presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies ”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly contro lled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).